Exhibit 11



                           CNF TRANSPORTATION INC.
                     COMPUTATION OF PER SHARE EARNINGS


The following is the computation of fully diluted earnings per share:

                                                   Three Months Ended
                                                         March 31
                                                  1997              1996
                                               (Dollars in thousands except
                                                     per share data)

Net income (loss) applicable
   to common shareholders                   $    20,005       $    (1,854)

Non-discretionary adjustments under
  the if-converted method:
  Addback: Series B, preferred dividends,
    net of tax benefits                           1,939             2,134
  Less: Replacement of funding
    adjustment, net of tax benefits (1)          (1,637)           (1,668)
Adjusted net income (loss) applicable
   to common shareholders                   $    20,307       $    (1,388)

WEIGHTED AVERAGE SHARES OUTSTANDING:
  Common shares                              45,222,202        43,952,397
  Equivalents - stock options                 1,452,566           990,587
  Series B, Preferred stock
      if-converted method                     4,258,592         4,194,726
                                             50,933,360        49,137,710


FULLY DILUTED EARNINGS PER SHARE            $      0.40       $     (0.03)


(1) Additional payment to the Company's Thrift and Stock Plan to replace the funding lost under the if-converted method.